                               HADDAN & ZEPFEL LLP
                       500 Newport Center Drive, Suite 580
                             Newport Beach, CA 92660
                                 (949) 706-6000
                           (949) 706-6060 (facsimile)
                          e-mail: rjz@haddanzepfel.com

                                  May 25, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Attn: Jay Webb
               Mail Stop 03-06

                             Re: Eye Dynamics, Inc.
                Form 10-KSB for the Year Ended December 31, 2004
                               (File No. 0--27857)

Dear Sirs:

         This is in response to your letter of May 12, 2005 concerning the Annual Report on Form 10-KSB of Eye Dynamics, Inc. (the "Company") for the year ended December 31, 2004.

         The responses are set forth in the order of your letter:

Item 8A-Controls and Procedures
-------------------------------

         1. The Company plans to revise future filings, commencing with the Quarterly Report on Form 10-QSB for the period of three months ended June 30, 2005, to state that the Company's controls and procedures are designed to provide reasonable assurance of achieving their objectives, and that the principal executive officer and principal financial officer concluded that the disclosure controls and procedures are effective at that reasonable assurance level. In addition, we will delete the reference to the level of assurance of the disclosure controls and procedures.

Note 1- Nature of Business and Critical Accounting Policies--Page F-6
---------------------------------------------------------------------

Revenue Recognition--Page F-6
-----------------------------

         2. The Company plans to revise Note 1 to its financial statements in future filings to read substantially as follows:

         The Company distributes products through special instrument dealers that buy inventory from the Company and then resell products to end users. The Company has also supplied a modified version of its Infrared/Video ENG System to two distributors on a private label basis. Revenue from these distributors is recognized when products are shipped and accepted by the end users. Based on the Company's historical experience, no provision has been established for estimated product returns and allowances. Commission cost, price discounts and other sales incentives are accrued and charged to cost of sales when revenue from these distributors is recognized.

Securities and Exchange Commission
May 25, 2005
Page 2


3. Property and Equipment--Page F-8
-----------------------------------

         The Company believes that its existing note is adequate, and doesn't plan to revise it, for the following reasons.

         Impairment detection products (aka SafetyScope(TM)) are included in inventory. The Company has been test marketing the products and has sold a few units in various locales. Currently, independent sales representatives are being recruited to achieve geographic distribution coverage over the United States. However, implementation of a full marketing plan is contingent on receipt of additional working capital. The preferred pricing model is the future strategy if the Company commences to market the products on a large scale. For the year ended December 31, 2004 and prior years, the Company had not yet implemented this pricing model for the products.

         In future filings the Company plans to address and clarify the issues of capitalizing the appropriate inventory assets to depreciate them over a three year period.

Note 8--Income Taxes-Page F-12
------------------------------

         The Company plans to include a reconciliation of the accounting for the difference between income taxes computed at the federal statutory rate and the reported provision for income taxes (benefits) in future filings.

         On behalf of the Company, we confirm its understanding that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                           Very truly yours,


                                           /s/ Robert J. Zepfel